Exhibit 1

Investor Relations | 3Q11

Press Release

Consolidated information and results (unaudited)

This report contains the operational and financial data for Tele Norte Leste Participações and its direct and indirect subsidiaries on the third quarter of 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.
www.oi.com.br/ir

UPCOMING EVENTS: CONFERENCE CALLS

PORTUGUESE		ENGLISH

DATE:	Friday, October 28 2011 10:00am (Rio) – 8:00am (NY)	DATE:	Friday, October 28 2011 11:30am (Rio) – 9:30am (NY)

ACCESS:	Phone: (55 11) 4688-6361 Code: Oi Replay: (55 11) 4688-6312 Available until November 05, 2011 Code: 1791967	ACCESS:

Phone: 1-877-317-6776 (U.S.)

1 412 317 6776 (Brazil / other countries)

Code: Oi

Replay: 1-877–344–7529 (U.S.)

1 412 317 0088 (Brazil / other countries)

Available until November 6, 2011 (code 10004659 #) -- dial 1 to start

WEBCAST:	Click here	WEBCAST:	Click here

A complementary presentation will be available before the start of the conference call at http://www.oi.com.br/ir

CONTENTS

1	HIGHLIGHTS IN 3Q11	3
2	MARKET HIGHLIGHTS	4
3	CONSOLIDATED OPERATING PERFORMANCE	7
4	CONSOLIDATED RESULTS	10
5	DEBT, CAPITAL EXPENDITURE AND CASH FLOW	18
6	ADDITIONAL INFORMATION	22
7	FINANCIAL STATEMENTS	27

Tele Norte Leste Participações

Outstanding shares (‘000): 467,550

TNLP3: R$20.60 (184,045 thousand shares)

TNLP4: R$17.80 (283,505 thousand shares)

TNE: US$9.53 ADR

Market Capitalization (Million): R$8,838, US$4,766

Telemar Norte Leste

Outstanding shares (‘000): 344,057

TMAR3: R$56.99 (154,032 thousand shares)

TMAR5: R$38.70 (188,961 thousand shares)

TMAR6: R$39.70 (1,064 thousand shares)

Market Capitalization (Million): R$16,133, US$8,700

Brasil Telecom

Outstanding shares (‘000): 589,789

BRTO3: R$12.29 (203,423 thousand shares)

BRTO4: R$10.97 (386,366 thousand shares)

BTM: US$17.46 PN ADR / US$6.40 ON ADR

Market Capitalization (Million): R$6,738, US$3,634

Notes: (1) Prices at the end of September 2011; (2) Outstanding ex-treasury shares; (3) Market Value based on unadjusted shares.

10/27/2011	www.oi.com.br/ir	2

Rio de Janeiro. October 27, 2011: Tele Norte Leste Participações S.A. (Bovespa: TNLP4 and TNLP3; NYSE: TNE), Telemar Norte Leste S.A. (Bovespa: TMAR3, TMAR5 and TMAR6) and Brasil Telecom S.A. (Bovespa: BRTO3 and BRTO4; NYSE BTM and BTMC) are pleased to announce their results for the third quarter of 2011. This report includes consolidated financial and operating information for Tele Norte Leste Participações and its direct and indirect subsidiaries as of September 30, 2011, in compliance with the CVM and presented in accordance with the International Financial Reporting Standards (IFRS).

1)	HIGHLIGHTS IN 3Q11:

•	The company reached 67,055 thousand Revenue Generating Units.

•	Broadband users totaled 4,776 thousand and users in the wireless segment numbered 42,871 thousand.

•	Net earnings totaled R$426 million.

•	Consolidated EBITDA amounted to R$2,467 million, with a 35.6% margin.

•	Consolidated Gross Revenue amounted to R$10,925 million and consolidated Net Revenue totaled R$6,940 million.

TNL Consolidated	3Q10	2Q11	3Q11	QoQ		YoY
Revenue Generating Unit (’000)	62,401	65,915	67,055	1.7%		7.5%
Lines in Service (’000)	20,410	19,400	19,078	-1.7%		-6.5%
Broadband Subscribers (’000)	4,324	4,642	4,776	2.9%		10.5%
Mobile Subscribers (’000)	37,387	41,540	42,871	3.2%		14.7%
Pay TV Subscribers (’000)	280	334	330	-1.2%		17.9%
Net Revenue (R$ million)	7,346	7,077	6,940	-1.9%		-5.5%
EBITDA (R$ million)	2,795	2,476	2,467	-0.4%		-11.7%
EBITDA Margin (%)	38.1%	35.0%	35.6%	0.6	p.p.	- 2.5	p.p.
Net Earnings (R$ million)	538	354	426	20.3%		-20.8%
Net Debt (R$ million)	19,324	16,207	16,103	-0.6%		-16.7%
Available Cash (R$ million)	11,957	8,772	11,535	31.5%		-3.5%
CAPEX (R$ million)	600	1,042	957	-8.2%		59.5%
Net Debt / EBITDA	1.9	1.7	1.7	0.0%		-10.5%

10/27/2011	www.oi.com.br/ir	3

2)	MARKET HIGHLIGHTS

Wireline – Oi Fixed

As explained in the 2Q11 Press Release, Oi provided the services Oi Fixo Mais and Oi Fixo Ilimitado during 2011, which add more value to the wireline product, expanding its benefits.

The offers include:

•	Toll-free minutes for local calls made to fixed telephones;

•	Toll-free minutes for national long distance calls to fixed lines through Oi’s long distance codes (14 in region II and 31 in region I);

•	Toll-free minutes for local calls to Oi Mobile lines;

•	Digital Services: caller ID and call waiting.

Aiming to increase the perceived value of Oi Fixed, at the end of the third quarter the company revised its offers by adding unlimited local Fixed-to-Fixed on-net traffic to make them more competitive, as shown below:

Oi Fale Ilimitado Digital:

•	Unlimited local calls made to Oi fixed lines;

•	The first 1,000 local minutes can be used to call to fixed lines of any operator;

•	Digital Services: caller ID and call waiting.

Oi Fixo Ilimitado Digital com DDD:

•

The Oi Fixo Ilimitado Digital com DDD offer includes all the benefits of the Oi Fale Ilimitado Digital offer, in addition to 5,000 toll-free minutes for national long distance calls using Oi’s long distance codes (14 in region II and 31 in region I) to fixed lines.

Oi still offers special conditions for clients who already own or those who come to own Oi Velox when signing up to one of each offers, with the goal of making its client base more loyal to the company by adding more Oi services in their homes. With the same goal in mind, the company pursues its strategy of bundled offers (Oi Conta Total) in addition to Pay TV. The company also encourages the adoption of alternative plans, providing them to all audiences.

10/27/2011	www.oi.com.br/ir	4

Broadband – Oi Velox

Oi Velox saw a rise in its user base for another quarter in 3Q11. The maintenance of the pricing strategy adopted in January 2011 (Plans beginning at R$39.90), the inclusion of new benefits in the offers as well as operational improvements helped boost the results.

Oi features plans starting at R$39.90 and a portfolio featuring speeds of up to 20 Mega in order to strengthen its positioning: a broadband supplier aimed at meeting the needs of any client, ranging from those concerned with prices and hoping to get their first broadband access, to more sophisticated users demanding faster speeds. The main news during the quarter was modem (in a commodatum agreement) and free Internet provider for any plan.

In September 2011, Oi partnered with the Federal Government to implement the National Broadband Plan (PNBL), which aims to spread broadband access across Brazil. The 1 Mega plan for R$35 (R$29.90 in ICMS tax-exempt States) was initially launched in 100 cities, and by December 2011 another 200 cities will be included. Through 2014, 4,800 cities will be covered by Oi within the National Broadband Plan.

Wireless – Oi Mobile

Post-Paid:

In the 3Q11, Oi maintained its strategy of making its offers more attractive while reinforcing the convergent position of its products.

The company launched a new campaign at the end of July, close to Father’s Day, whose communication plan included advertisements on TV, in newspapers, magazines, radio, billboards and Websites. Through this new campaign, Oi brought new benefits to post-paid clients, the Oi à Vontade and Oi Conta Total plans. In Oi Conta Total, clients are eligible to get up to 5 hours a day of local calls to Oi mobile phones from fixed lines or mobile lines included in the plan. This new benefit complements those already offered in the plan, such as unlimited local calls to fixed lines of any operator and unlimited calls between the plan’s mobile lines. As for Oi à Vontade, clients are eligible to have as many as 5 hours a day of long distance calls to any Oi fixed and mobile line.

Oi Conta Total Light was also launched during the quarter. It gathers wireless and wireline services, as well as broadband at an affordable price (R$129.00) while focusing on lower income audiences.

Within the July 30 – November 17 campaign, clients who bring their numbers over to Oi can choose from several smartphone models, buying it with 12 interest-free credit card installments.

In addition to post-paid plans, Oi launched a new portfolio for Oi Data (Internet to handset) and Oi Velox 3G (Internet to tablets and mini-modem), which allows users to access mobile Internet through several plans

10/27/2011	www.oi.com.br/ir	5

designed to meet all audiences interested in receiving and sending e-mails, updating their social networks, downloading music, videos and games, as well as watching movies and playing online games. The new portfolio also allows clients not to pay if their Internet usage limit is exceeded.

In order to access Internet on a handset, the new data plans are: 50MB (R$14.90), 100MB (R$19.90), 200MB (R$29.90), 500MB (R$59.90), 1GB (R$79.90) and 2GB (R$99.90). The plans include 1 Mega Internet and consumption alerts via SMS.

Oi Velox 3G clients will also have 1 Mega Internet and consumption alerts via SMS. In addition, there are plans for different profiles: for those who frequently use Internet on tablets or notebooks, there are two options: 2GB for R$84.90 and 5GB for R$ 119.90. For moderate wireless Internet users, Oi features three new plans, offering better options for its clients: 500MB for R$59.90; 250MB for R$49.90 and 150MB for R$29.90.

Pre-Paid:

In 3Q11, Oi continued its strategy of providing Daily Bonuses for local and long distance calls for Oi Mobile and Oi Fixed clients, as well as SMS to any carrier and Internet access based on the client’s recharged amount.

Also, the company launched SMS Packages that allow users to send messages to any operator in Brazil with discounts of up to 64%, providing low-spending clients to have cheaper communication.

Oi also began a commercial partnership with the retailer Magazine Luiza, which has presence in the Southern, Southeastern, Northeastern and Center-West regions of the country, extending the availability of its service in these regions.

Pay TV – Oi TV

In 3Q11, Oi maintained the position it adopted in the previous quarter of delivering the best premium films at a very attractive price. Two offers were launched for new clients who subscribe to TV plans featuring HBO channels. In the Main Package + HBO/MAX, the client pays R$49.90 for six months for a total of 53 channels. For the Main Package + HBO/MAX + Channels, the client paid R$59.90 during six months for over 75 channels.

Subscribers to Oi TV who had not yet subscribed to HBO channels could perform the upgrade with a 50% discount during three months.

With these offers, Oi TV remained the only operator in the market to provide premium films at a price under R$50.00, giving its clients the opportunity to watch these channels at an affordable cost.

10/27/2011	www.oi.com.br/ir	6

The Main Package (43 channels) was still offered at R$39.90/month for a six-month period, keeping it attractive compared to other offers in the market. Once the promotion period ends, the original cost of R$49.90 will be charged.

The DTH service is available in 23 states (Acre, Alagoas, Amazonas, Bahia, Ceará, Espírito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraíba, Pará, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Norte, Rio Grande do Sul, Rondônia, Roraima, Santa Catarina, Sergipe and Tocantins) and the Federal District.

Oi Portal (www.oi.com.br)

In two months, Minha Oi, the new Oi’s Internet portal (www.oi.com.br), had already gathered 1.2 million registrations, representing more than 2.4 million RGUs. Of this total, about 60 thousand had already joined Conta Online.

The positive numbers are a result of Oi’s clients in the whole of Brazil, who can now communicate with the company in a simpler, faster and modern way, being able to:

•	Access to Oi Fixed, Oi Velox and Oi Mobile with one password;

•	View bills online and print them if necessary;

•	View the bill’s bar code;

•	Thoroughly analyze consumption;

•	Check consumption balance of your Oi Mobile;

•	Register an Online Account and use Automatic Debit in order to ensure bills are paid on time; and

•	Activate and deactivate services.

The company continues to invest in new client relationship initiatives and sales on digital channels.

3)	CONSOLIDATED OPERATING PERFORMANCE:

Revenue Generating Units (RGUs) totaled 67.1 million at the end of September 2011, increasing 1.7% in the quarter and 7.5% during the past 12 months. For another quarter, the expansion resulted from an increase in the number of wireless and broadband clients.

The total RGUs includes clients in the mobile segment (42.9 million), broadband users (4.8 million), fixed lines in service (19.1 million) and Pay TV subscribers (330 thousand).

Wireline – Oi Fixed

With the aim of making clients loyal to the company, Oi has launched throughout the year offers to expand the benefits and add more value to the wireline segment, as described above. Meanwhile, Oi keeps pushing sales of its bundled product (Oi Conta Total) and delivering customers a more complete product offer with

10/27/2011	www.oi.com.br/ir	7

triple-play and quadri-play offers. At the end of 3Q11, the company had 19,078 thousand fixed lines in service, of which 69.0% were alternative plans.

Broadband – Oi Velox

At the end of September 2011, broadband Internet users totaled 4,776 thousand, representing an increase of 134 thousand since June 2011 and 452 thousand from September 2010. Representing 25.0% of all fixed lines in service, the broadband segment remains a strategic product for the company, especially as a tool to promote loyalty among wireline customers.

Oi positions itself as a supplier of broadband ready to serve any customer. For those concerned with price and willing to finally have broadband access service, Oi started in September 2011 a partnership with the Federal Government for the implementation of the National Broadband Plan. The 1 Mega plan for R$35 (R$29.90 for ICMS-exempt states), was initially launched in 100 cities, and by December 2011 another 200 cities will have been included. The company remains focused on providing faster speeds for advanced users who demand quicker service: the average broadband speed at Oi reached 2.33 Mega (2.13 Mega in June 2011 and 1.38 Mega in September 2010). Also, at the end of September 2011, 20% of the client base (938 thousand clients) had speeds equal or faster than 5 Mega (17% at the end of June 2011), of whom 446 thousand (9% of the base) had speeds equal or faster than 10 Mega (389 thousand at the end of 2Q11).

Wireless – Oi Mobile

Mobile Subscribers ('000)	3Q10	2Q11	3Q11	QoQ	YoY
Gross Additions	4,810	6,397	6,509	1.8%	35.3%
Churn	-4,649	-6,329	-5,178	-18.2%	11.4%
Net Additions	161	68	1,331	1857.4%	726.7%

The wireless customer base ended 3Q11 with 42,871 thousand users, adding 1,331 thousand in the last quarter and 5,484 thousand in the past 12 months. The increase in the mobile base raised its participation in the company’s RGUs to 63.9% (63.0% in 2Q11 and 59.9% in 3Q10).

For another quarter, gross additions were strong and totaled 6.5 million, expanding faster than in 2Q11, as well as any other quarter since 2008. At this quarter we concluded the implementation of a new policy that began last quarter for inactive customers. The policy became more restrictive aiming to improve profitability, and influenced part of the churn seen in 3Q11, which totaled 5.2 million disconnections, of which 86% were in the prepaid segment. It is worth highlighting that the month of July concentrated 41% of the total disconnections recorded in the quarter, while August and September were responsible for 33% and 26%, respectively. Mobile ARPU totaled R$22.2 in 3Q11, increasing 2.8% in the quarter. The ARPU’s growth as well as the reduction in the number of disconnections demonstrates that throughout the quarter the company saw an improvement in its customer base quality.

CAPU totaled R$31 in 3Q11. The largest cost of acquisition is the Fistel activation fee, stemming from higher net additions in this quarter.

10/27/2011	www.oi.com.br/ir	8

The prepaid segment, which is responsible for 92% of net additions in the quarter, hit 35,657 thousand clients at the end of September 2011, 3.5% more than in 2Q11 and 15.2% above the past 12 months. For another quarter, the prepaid segment expanded through offers which, depending on the recharged amount, gives daily SMS for clients to use with any operator, as well as local calls to fixed lines and Oi Mobile, and long distance calls when using Oi’s long distance code for Oi Fixed or Oi Mobile.

In September 2011, 65% of the prepaid clients recharged their phones, being one of the biggest marks of the market in this segment, showing, once again, the quality of Oi’s customer base.

The post-paid base ended 3Q11 with 4,848 thousand users, a 1.3% growth in the quarter and 6.1% from 3Q10. We highlight that due to the success of Oi Conta Total Light, net additions of Oi’s bundled product (Oi Conta Total) accounted for 63% of the 62 thousand net additions of post-paid clients in the quarter. The customer base with Oi Controle also rose (50 thousand in 3Q11 and 511 thousand compared with 3Q10), totaling 2,367 thousand clients at the end of September 2011. As a result, the post-paid base, including Oi Control, accounted for 16.8% of the total mobile base at the end of 3Q11.

Pay TV – Oi TV

The Pay TV subscription base ended 3Q11 with 330 thousand clients, 17.9% above 3Q10. During the quarter, the company chose not to intensify its sales efforts, aiming to review its offered packages, including Globosat channels. As a result, the base remains virtually stable. In October, Oi launched its new product in Rio de Janeiro, including Globosat channels; this package will be gradually available in all states where Oi offers its service.

10/27/2011	www.oi.com.br/ir	9

Table 1 – Consolidated Operational Indicators

	3Q10	2Q11	3Q11	QoQ		YoY
Wireline Services – “Oi Fixo”
(a) Lines in Service (‘000)	20,410	19,400	19,078	-1.7%		-6.5%
Residential	14,487	13,585	13,277	-2.3%		-8.4%
Commercial	5,088	4,989	5,004	0.3%		-1.7%
Public Telephones	836	825	797	-3.4%		-4.7%
Alternatives Plans (‘000)*	12,927	13,227	13,155	-0.5%		1.8%
Proportion of Lines in Service (%)	63.3%	68.2%	69.0%	0.8	p.p.	5.7	p.p.
ARPU Fixed (R$)	55.3	51.2	50.1	-2.1%		-9.4%
Broadband Services – “Oi Velox”
(b) Broadband Subscribers (‘000)	4,324	4,642	4,776	2.9%		10.5%
Proportion of Lines in Service (%)	21.0%	23.7%	25.0%	1.3	p.p.	4.0	p.p.
ARPU Broadband (R$)	43.8	39.3	39.1	-0.5%		-10.7%
Wireless Services – “Oi Móvel”
(c) Mobile Subscribers (‘000)	37,387	41,540	42,871	3.2%		14.7%
Pre-Paid Plans	30,962	34,437	35,657	3.5%		15.2%
Post-Paid Plans	4,569	4,786	4,848	1.3%		6.1%
Oi Control	1,856	2,317	2,367	2.2%		27.5%
Oi Conta Total (‘000)**	1,423	1,437	1,477	2.8%		3.8%
Market Share Oi (%) – Brazil	19.5%	19.1%	18.9%	-0.2	p.p.	-0.6	p.p.
Proportion of Net Additions in Brazil (%)	2.5%	1.0%	13.3%	12.3	p.p.	10.8	p.p.
Monthly Churn rate (%)	4.1%	5.1%	4.1%	-1.0	p.p.	0.0	p.p.
CAPU (R$)***	24	26	31	19.2%		29.2%
ARPU Mobile (R$)	22.9	21.6	22.2	2.8%		-3.1%
Pay TV – “Oi TV”
(d) Pay TV Subscribers (‘000)	280	334	330	-1.2%		17.9%
RGU – Revenue Generating Unit (a+b+c+d) (‘000)	62,401	65,915	67,055	1.7%		7.5%

*	Alternative plans include “Minutes Plans,” “Economy Plan,” “Digitronco,” “Virtual PABX” and others.
**	Includes Oi Conta Total in Region II
***	Includes subsidy, logistics, sales commissions and activation Fistel

4)	CONSOLIDATED RESULTS:

4.1)	Revenue:

Consolidated Gross Revenue of R$10,925 million in 3Q11 was 1.6% and 4.5% smaller than that in 2Q11 and 3Q10, respectively.

Consolidated net revenue totaled R$6,940 million, in a 1.9% decrease compared with the prior quarter and 5.5% below 3Q10.

10/27/2011	www.oi.com.br/ir	10

Table 2 – Breakdown of Consolidated Gross Revenue

	Quarter					Year			%
R$ million	3Q10	2Q11	3Q11	QoQ	YoY	9M10	9M11	YoY	9M10	9M11
Wireline	8,378	7,827	7,606	-2.8%	-9.2%	25,623	23,424	-8.6%	74.2%	71.1%
Local (exc. - VC1)	3,156	2,885	2,753	-4.6%	-12.8%	9,640	8,628	-10.5%	27.9%	26.2%
Local Fixed-to-Mobile (VC1)	1,001	889	873	-1.8%	-12.8%	3,011	2,651	-12.0%	8.7%	8.1%
Long Distance FF + PCS	1,062	962	900	-6.4%	-15.3%	3,345	2,883	-13.8%	9.7%	8.8%
LD Fixed-to-Mobile (VC2/3)	299	254	243	-4.3%	-18.7%	944	756	-19.9%	2.7%	2.3%
Network Usage	240	255	226	-11.4%	-5.8%	704	711	1.0%	2.0%	2.2%
Data	2,190	2,173	2,226	2.4%	1.6%	6,573	6,549	-0.4%	19.0%	19.9%
Public Phones	113	83	53	-36.1%	-53.1%	404	256	-36.6%	1.2%	0.8%
Additional Services / Advanced Voice	318	327	331	1.2%	4.1%	1,001	990	-1.1%	2.9%	3.0%

Wireless	2,835	2,973	3,064	3.1%	8.1%	8,229	8,715	5.9%	23.8%	26.5%
Services	2,802	2,936	3,030	3.2%	8.1%	8,075	8,606	6.6%	23.4%	26.1%
Subscriptions	673	662	680	2.7%	1.0%	1,929	1,929	0.0%	5.6%	5.9%
Outgoing Calls	1,060	1,103	1,084	-1.7%	2.3%	3,028	3,184	5.2%	8.8%	9.7%
Domestic/Inter. Roaming	25	28	30	7.1%	20.0%	94	85	-9.6%	0.3%	0.3%
Network Usage	648	667	695	4.2%	7.3%	1,890	1,991	5.3%	5.5%	6.0%
Data / Value Added	395	477	540	13.2%	36.7%	1,134	1,416	24.9%	3.3%	4.3%
Sales of handsets, sim cards and other	33	37	34	-8.1%	3.0%	154	109	-29.2%	0.4%	0.3%

Other Services*	223	298	255	-14.4%	14.3%	669	783	17.0%	1.9%	2.4%

Wireline - Gross	8,378	7,827	7,606	-2.8%	-9.2%	25,623	23,424	-8.6%	74.2%	71.1%
Wireless - Gross	2,835	2,973	3,064	3.1%	8.1%	8,229	8,715	5.9%	23.8%	26.5%
Other Services* - Gross	223	298	255	-14.4%	14.3%	669	783	17.0%	1.9%	2.4%
Total Gross Revenue	11,436	11,099	10,925	-1.6%	-4.5%	34,521	32,923	-4.6%	100.0%	100.0%
Consolidated Net Revenue	7,346	7,077	6,940	-1.9%	-5.5%	22,182	20,949	-5.6%	100.0%	100.0%
Wireline - Net	5,332	4,935	4,830	-2.1%	-9.4%	16,272	14,804	-9.0%	73.4%	70.7%
Wireless - Net	1,846	1,972	1,944	-1.4%	5.3%	5,400	5,641	4.5%	24.3%	26.9%
Other Services - Net	168	170	166	-2.4%	-1.2%	510	504	-1.2%	2.3%	2.4%

*	Includes mainly Paggo, Pay TV, Oi Internet and IG

Wireline Services:

Consolidated gross revenue from wireline services decreased compared to the previous quarter and to the 3Q10, totaling R$7,606 million in 3Q11.

Local Service:

Fixed-to-Fixed: Local (ex-VC1) (subscription, traffic, installation)	The reduction of fixed lines in service also led to a decrease in local traffic, resulting in a revenue drop for fixed-to-fixed local service of 4.6% in the quarter and 12.8% from 3Q10.

Fixed-to-Mobile: (VC1)	Revenue from the local fixed-to-mobile service decreased 1.8% and 12.8% compared with 2Q11 and 3Q10, respectively. The decrease of lines in service affected quarterly and annual performances.

10/27/2011	www.oi.com.br/ir	11

Long Distance Services FF + SMP + VC2 and VC3:

Revenue from long distance service dropped 6.0% in the quarter and 16.0% from 3Q10, due to a greater number of aggressive offers by mobile operation whose bonuses include long distance calls. In addition, performance was also affected by the increase in alternative plans offered by Oi, which added long distance calls to its offers.

Remuneration for Network Usage:

Remuneration for network usage in 3Q11 was R$29 million and R$14 million lower than that in 2Q11 and 3Q10, respectively, after the elimination of R$118 million worth of transactions among group companies. Settlement agreements with other telecommunication companies in 2Q11 and 3Q10 explained such performances.

Data Transmission Service:

Revenue from data transmission service totaled R$2,226 million in 3Q11, a 2.4% growth in the quarter and 1.6% compared with 3Q10. These increases resulted from higher revenue from EILD geared towards the wholesale market, and IP service earmarked mostly for the corporate market. These revenues more than offset the drop in Velox revenue, which decreased as a result of more aggressive offers, that reflected a larger customer base and a lower ARPU.

Wireless Segment:

Gross revenue in the mobile segment totaled R$3,064 million in 3Q11, 3.1% above the prior quarter and 8.1% from 3Q10. The quarter-over-quarter and annual advances occurred mainly because of higher revenues from data / value added, due to a larger base.

Subscription:

Subscription revenue amounted to R$680 million, reflecting growth of 2.7% and 1.0% quarter-over-quarter and year-over-year, respectively, again due to a larger postpaid client base. Compared with 3Q10, the performance is influenced by a sharp rise in the number of 2G sim cards in the post-paid base, especially credit card equipment that does not generate subscription revenue but data / value added revenue.

10/27/2011	www.oi.com.br/ir	12

Outgoing calls:

In 3Q11, revenues from outgoing calls dropped by 1.7% in the quarter and grew 2.3% compared with 3Q10, totaling R$1,084 million. The annual performance resulted from an expansion in the average client base, especially in the prepaid segment. The quarterly analysis was impacted by the effect of approximately R$70 million of expired credits recognized in 2Q11.

Network usage:

Revenue from network usage totaled R$695 million in the quarter, resulting in 4.2% growth from 2Q11 and 7.3% compared with 3Q10. The quarterly and annual expansion occurred because of an increase in traffic from mobile operators, which started to include SMS in their packages.

Data / value added:

Revenue from data/value added rose 13.2% in the quarter and 36.7% year-over-year, reaching R$540 million. The continuous growth of this revenue is explained by a rise in the use of 3G and SMS, due to offers launched throughout the year. Data/value added service revenue is increasingly relevant and accounted for 17.8% of the total revenue for mobile services in 3Q11 (16.2% in 2Q11 and 14.1% in 3Q10).

4.2)	Operating Expenses:

Operating expenses totaled R$4,472 million in 3Q11, falling 2.8% quarter-over-quarter and 1.7% compared with 3Q10.

These performances reflected efficiency gains, which were above inflation, and lower provisions for bad debt. In the quarter, the company had R$102 million of expired dividend revenues classified as Other Operating Expenses (Revenue).

Table 3 – Breakdown of Operating Expenses

Item - R$ million	3Q10	2Q11	3Q11	QoQ	YoY	9M10	9M11	YoY
Interconnection	1,216	1,146	1,163	1.5%	-4.4%	3,778	3,494	-7.5%
Personnel	402	465	459	-1.3%	14.2%	1,197	1,347	12.5%
Materials	59	31	58	87.1%	-1.7%	195	127	-34.9%
Handset Costs/Other (COGS)*	12	60	48	-20.0%	300.0%	105	148	41.0%
Third-Party Services	1,762	1,848	1,861	0.7%	5.6%	5,176	5,435	5.0%
Marketing	132	160	99	-38.1%	-25.0%	374	398	6.4%
Rent and Insurance	386	392	426	8.7%	10.4%	1,136	1,215	7.0%
Provision for Bad Debts	250	227	163	-28.2%	-34.8%	802	663	-17.3%
Other Operating Expenses (Revenue), Net	332	271	195	-28.0%	-41.3%	1,398	1,194	-14.6%

TOTAL	4,551	4,601	4,472	-2.8%	-1.7%	14,161	14,021	-1.0%

*	Other: sim card, mini modem, TV transmission equipment and mobile phone peripherals.

Interconnection:

Interconnection costs amounted to R$1,163 million in 3Q11, 1.5% of growth in the quarter and 4.4% fall compared with 3Q10. The quarterly performance was mainly influenced by higher outgoing traffic to other

10/27/2011	www.oi.com.br/ir	13

mobile operators, while the annual performance was affected by higher traffic within Oi’s networks (on-net), in addition to a settlement agreement with other operators in 3Q10.

Personnel:

In 3Q11, personnel expenses totaled R$459 million, stable in relation to 2Q11 and 14.2% higher than that in 3Q10. The annual comparison was influenced by the salary readjustment in December 2010 and by an increase in the number of employees at the BRT’s Call Center company (BRT CC).

Handset and Other Costs (COGS):

Handset and other costs (COGS) totaled R$48 million in 3Q11, reflecting a 20% reduction in the quarter and a 300% expansion year-over-year. The quarterly drop was due to lower costs for handsets and TV transmission equipment (DTH), while the yearly performance stemmed from a higher number of activations (sales of sim cards), especially in the prepaid segment, combined with an increase in the average handset cost.

Third-Party Services:

Both in the quarterly and annual analyses, spending on third-party services remained stable, as shown in the table below:

Third-Party Services - R$ Million	3Q10	2Q11	3Q11	QoQ	YoY	9M10	9M11	YoY
Network Maintenance (COS - Cost of Services)	533	502	513	2.2%	-3.8%	1,577	1,475	-6.5%
Sales Commissions and Expenses (Selling Exp.)	297	360	358	-0.6%	20.5%	901	1,049	16.4%
Postage and Collection (Selling Exp.)	173	141	133	-5.7%	-23.1%	457	415	-9.2%
Electricity (COS / G&A)	139	145	147	1.4%	5.8%	423	429	1.4%
Data Processing (COS / G&A)	116	103	125	21.4%	7.8%	360	362	0.6%
Call Center Operations (Selling Exp.)	188	211	217	2.8%	15.4%	550	618	12.4%
Consulting and Legal Services (COS / G&A)	137	184	149	-19.0%	8.8%	364	475	30.5%
Printing and Clearing (Selling Exp.)	20	22	19	-13.6%	-5.0%	72	60	-16.7%
Others	159	180	201	11.7%	26.4%	471	552	17.2%

Total	1,762	1,848	1,861	0.7%	5.6%	5,176	5,435	5.0%

Marketing:

Spending on marketing decreased 38.1% in the quarter and 25.0% compared to 3Q10, hitting R$99 million in 3Q11. The reductions stemmed from greater spending on TV advertising in 2Q11 and higher expenses linked to market research and campaigns in 3Q10.

Provision for Bad Debt:

Provision for bad debts amounted to R$163 million in 3Q11, in a 28.2% fall from the previous quarter and 34.8% compared with 3Q10. An improvement in collection, especially in the wireline service in Government

10/27/2011	www.oi.com.br/ir	14

segment, influenced the drop in delinquency both quarterly and annually. The provision for bad debt accounted for 1.5% of gross revenue in 3Q11 (2.2% in 3Q10).

Other Operating Expenses (Income):

Other operating expenses in 3Q11 were R$76 million and R$137 million lower than those in 2Q11 and 3Q10, respectively, amounting to R$195 million.

The comparison with the 3Q10 was impacted by R$115 million of lower provisions for profit sharing in the 3Q11 and R$75 million of higher expired dividend revenue recorded in 3Q11. Moreover, in the 3Q11, the company booked more contingencies that offset the benefit surplus of pension funds.

4.3)	Other Items in the Consolidated Result:

EBITDA:

Table 4 – EBITDA and EBITDA Margin

TNL Consolidated	3Q10	2Q11	3Q11	QoQ		YoY		9M10	9M11	YoY
EBITDA (R$ Mn)	2,795	2,476	2,467	-0.4%		-11.7%		8,021	6,928	-13.6%
EBITDA Margin (%)	38.1%	35.0%	35.6%	0.6	p.p.	-2.5	p.p.	36.2%	33.1%	-3.1	p.p.

TMAR Consolidated	3Q10	2Q11	3Q11	QoQ		YoY		9M10	9M11	YoY
EBITDA (R$ Mn)	2,805	2,481	2,447	-1.4%		-12.8%		8,048	6,923	-14.0%
EBITDA Margin (%)	38.3%	35.1%	35.3%	0.2	p.p.	-3.0	p.p.	36.4%	33.0%	-3.4	p.p.

BrTO Consolidated	3Q10	2Q11	3Q11	QoQ		YoY		9M10	9M11	YoY
EBITDA (R$ Mn)	1,037	799	624	-21.9%		-39.8%		2,687	2,088	-22.3%
EBITDA Margin (%)	40.7%	33.9%	27.4%	-6.5	p.p.	-13.3	p.p.	34.6%	29.8%	-4.8	p.p.

Consolidated EBITDA totaled R$2,467 million in 3Q11, with a 35.6% margin, stable compared with 2Q11 and 11.7% lower from 3Q10. Year-over-year, the decrease in EBITDA reflects smaller net revenue in the wireline segment, which was not totally compensated by higher mobile and fixed broadband revenues.

Net Financial Income (Expenses):

Net financial expenses totaled R$592 million, R$332 million and R$68 million above those in 2Q11 and 3Q10, respectively. These performances were basically due to the Real weakening compared to other currencies (Dollar, Euro and Yen), impacting non-hedge debt (average of the period around 3.5% of the total gross debt). Is it important to highlight that the quarter comparison is influenced by the positive impact of the dividend revenue from Portugal Telecom shares in the amount of R$187 million, received in the 2Q11.

10/27/2011	www.oi.com.br/ir	15

Table 5 – Net Financial Income (Expenses)

R$ Million	3Q10	2Q11	3Q11	9M10	9M11
Financial Income	471	605	758	1,355	1,707
Interest on financial investments	270	256	274	647	751
Other financial income	201	349	484	709	957
Financial Expenses	(996)	(865)	(1,351)	(3,013)	(3,788)
Interest on loans and financing	(721)	(524)	(576)	(1,963)	(1,705)
Foreign exchange effect on loans and financing	65	(27)	(510)	(108)	(687)
Other Financial Expenses	(340)	(314)	(265)	(942)	(1,396)
Net Financial Income (Expenses)	(524)	(260)	(592)	(1,658)	(2,081)

*	Net of foreign exchange hedge

Depreciation/Amortization:

Consolidated depreciation/amortization totaled R$1,367 million in 3Q11, in a 4.7% and 11.6% reduction compared to 2Q11 and 3Q10, respectively. The quarterly and annual performances reflected the reduction in depreciation/amortization expenses in the wireline segment due to an increase in fully depreciated assets in 3Q11.

Table 6 – Depreciation and Amorization

R$ million	3Q10	2Q11	3Q11	QoQ	YoY	9M10	9M11	YoY
Fixed Line / TNL	1,269	1,153	1,069	-7.3%	-15.8%	3,833	3,384	-11.7%
Mobile Business	277	282	299	6.0%	7.9%	802	875	9.1%

Total	1,546	1,435	1,367	-4.7%	-11.6%	4,635	4,259	-8.1%

Net Earnings:

The company recorded net earnings of R$426 million in 3Q11, R$72 million higher than that in 2Q11 and R$112 million below 3Q10. The annual drop is due to a smaller EBITDA combined with larger financial expenses.

10/27/2011	www.oi.com.br/ir	16

Table 7 – Net Earnings

TNL Consolidated	3Q10	2Q11	3Q11	9M10	9M11
Net Earnings (R$ Mn)	538	354	426	1,465	385
Net Margin	7.3%	5.0%	6.1%	6.6%	1.8%
Net Earnings Attributed to Controlling Shareholders (R$ Mn)	423	198	285	1,299	313
Net Earnings Attributed to Controlling Shareholders per Share (R$)	1.104	0.423	0.610	3.396	0.670

TMAR Consolidated	3Q10	2Q11	3Q11	9M10	9M11
Net Earnings (R$ Mn)	574	537	414	1,518	582
Net Margin	7.8%	7.6%	6.0%	6.9%	2.8%
Net Earnings Attributed to Controlling Shareholders (R$ Mn)	560	545	387	1,649	728
Net Earnings Attributed to Controlling Shareholders per Share (R$)	2.346	1.584	1.124	6.911	2.116

BrTO Consolidated	3Q10	2Q11	3Q11	9M10	9M11
Net Earnings (R$ Mn)	541	374	398	1,266	865
Net Margin	21.2%	15.9%	17.4%	16.3%	12.3%
Net Earnings Attributed to Controlling Shareholders (R$ Mn)	541	374	398	1,266	865
Net Earnings Attributed to Controlling Shareholders per Share (R$)	0.917	0.634	0.675	2.147	1.467

Net Profit attributed to non-controlling shareholders

As a result of the adoption of IFRS and the application of CPC 15 (Business Combination) in the BrT combination, the fair value of the assets and liabilities at BrT was evaluated, resulting in increasing its amounts and leading to a rise in depreciation expenses, net of taxes. These accounting effects do not affect BRT’s balance sheet, but are recognized in the consolidated financial statements of TMAR and TNL.

Thus, even though Brt posted net profit of R$398 million in 3Q11, the calculation of profit for non-controlling shareholders considers a -R$348 million increase in expenses from the business combination mentioned above (depreciation expenses, net of taxes) totaling net earnings of R$50 million, of which R$25 million (51%) belong to the non-controlling shareholders.

10/27/2011	www.oi.com.br/ir	17

R$ Million	2Q11		3Q11
Subsidiaries	Subsidiaries’ Net Earnings (loss)	Subsidiaries’ Net Earnings (loss) attributed to the non- controlling shareholders	Subsidiaries’ Net Earnings (loss)	Subsidiaries’ Net Earnings (loss) attributed to the non- controlling shareholders
Consolidated BRTO
Fair value of Net Earnings (loss)	-27	-14	50	25
Accounting Net Earnings (loss)	374	190	398	202
Fair value adjustment	-401	-203	-348	-177
TMAR
Accounting Net Earnings (loss)	545	164	387	114
Other Subsidiaries
Accounting Net Earnings (loss)		5		2
Earnings (loss) attributed to the non-controlling shareholders		156		141

5)	DEBT, CAPEX AND CASH FLOW:

5.1)	Debt:

Consolidated gross debt totaled R$27,639 million in 3Q11, rising 10.6%, or R$2,660 million from the previous quarter. The increase is mainly explained by the borrowing operations carried out during the quarter: disbursement of (i) BNDES line (R$600 million), (ii) China Development Bank (US$380 million), (iii) Debentures issued by Brasil Telecom S.A. (R$1,000 million) and (iv) issuance of a bond in reais in the international market (R$1,100 million); as well as the impact of exchange rate variation in foreign currency debt. We must highlight the early repayment of US$415 million in debt owed to the Japan Bank JBIC.

Consolidated net debt ended the quarter at R$16,103 million, 0.6% below June 2011, representing 1.7 times EBITDA in the past 12 months.

Debt in foreign currencies accounted for 32.9% of total debt at the end of the quarter. However, only R$561 million (US$303 million), or 2.0% of the gross debt, was exposed to currency volatility, due to hedging operations and a cash balance in foreign currencies (natural hedge). The debt payment flow through November 2013 is totally hedged.

The effective cost of debt in 2011 was 95.1% of the CDI rate, a reduction compared with the same last year period (101.9% of the CDI). It is worth highlighting that the company maintains its effort of extending the average maturity on its debt, which stood at 4.5 years at the end of September 2011.

10/27/2011	www.oi.com.br/ir	18

Table 8 – Debt – TNL Consolidated

	(11,957)	(11,957)	(11,957)	(11,957)
R$ million	Sep-10	Jun-11	Sep-11	% Gross Debt
Short Term	8,479	5,087	4,579	16.6%
Long Term	22,802	19,892	23,060	83.4%

Total Debt	31,281	24,979	27,639	100.0%

In Local Currency	24,076	16,121	18,607	67.3%
In Foreign Currency	6,623	7,821	9,082	32.9%
Swaps	582	1,037	(51)	-0.2%

(-) Cash	(11,957)	(8,772)	(11,535)	-41.7%

(=) Net Debt	19,324	16,207	16,103	58.3%

Table 9 – Debt – TMAR Consolidated

	(11,957)	(11,957)	(11,957)	(11,957)
R$ million	Sep-10	Jun-11	Sep-11	% Gross Debt
Short Term	6,905	3,570	3,007	11.6%
Long Term	22,576	19,802	22,934	88.4%

Total Debt	29,481	23,372	25,941	100.0%

In Local Currency	22,556	14,725	17,174	66.2%
In Foreign Currency	6,355	7,610	8,818	34.0%
Swaps	570	1,037	(51)	-0.2%

(-) Cash	(11,397)	(8,357)	(11,048)	-42.6%

(=) Net Debt	18,084	15,015	14,893	57.4%

Table 10 – Debt – BRT Consolidated

	(11,957)	(11,957)	(11,957)	(11,957)
R$ million	Sep-10	Jun-11	Sep-11	% Gross Debt
Short Term	1,197	1,039	1,094	19.1%
Long Term	3,244	2,685	4,633	80.9%

Total Debt	4,441	3,724	5,727	100.0%

In Local Currency	3,972	3,723	5,687	99.3%
In Foreign Currency	400	2	1	0.0%
Swaps	69	0	39	0.7%

(-) Cash	(5,470)	(4,663)	(6,863)	-119.8%

(=) Net Debt	(1,029)	(939)	(1,137)	-19.8%

NOTE: Includes private debentures acquired from TMAR

The amortization schedule for consolidated gross debt is shown below:

Table 11- Schedule for the Amortization of Consolidated Gross Debt

(R$ million)	2011	2012	2013	2014	2015	2016 onwards	Total
Gross Debt amortization	1,225	4,001	3,356	3,546	2,119	13,391	27,639
Local Currency Amortization	742	3,602	2,539	2,926	1,447	7,352	18,607
Foreign Currency Amortization + swap	483	399	817	620	672	6,040	9,031

10/27/2011	www.oi.com.br/ir	19

Table 12 – Main Lenders

Gross Debt	Contract’s currency			Debit balance (R$ million)
National Development Banks				6,716

BNDES	R$			6,113
Others	R$			604

International Development Banks and Export
Credit Agency				3,608

Asia	US$			1,585
Europe/USA	US$			2,023

Comercial Banks				4,865

In Local Currency	R$			4,865

Capital Market				13,087

Debentures	R$			6,061
Bonds	US$	/	€ / R$	7,026
Debt before hedge and borrowing cost				28,277

Hedge				-51
Borrowing Cost				-587

TOTAL DEBT				27,639

5.2)	Capital Expenditure:

Consolidated capital expenditure amounted to R$957 million in 3Q11. Capital expenditure in the wireline segment, which accounted for approximately 75% of consolidated Capex, was made mostly in projects to expand the broadband infrastructure and boost its quality, as well as to increase Velox speed. Currently, more than 20% of the company’s backbone is prepared to offer more than 5 Mega of speed.

In the wireless segment, Capex is focused on expanding national coverage, aiming to meet a growing user base and to improve data traffic capacity (3G), mainly, in the countryside of São Paulo State and South of Brazil.

Table 13 – Capital Expenditure

R$ million	3Q10	2Q11	3Q11	QoQ	YoY	9M10	9M11	YoY
Wireline	398	769	715	-7.0%	79.6%	915	2,121	131.8%
Maintenance, quality and obligations	136	329	329	0.0%	141.9%	316	895	183.2%
Data / Communic. Systems / Other	262	440	386	-12.3%	47.3%	599	1,226	104.7%
Wireless	202	273	242	-11.4%	19.8%	503	707	40.6%
Expansion and Quality	202	273	242	-11.4%	19.8%	503	707	40.6%

TOTAL	600	1,042	957	-8.2%	59.5%	1,418	2,827	99.4%

5.3)	Consolidated Cash Flow:

The company registered in 3Q11 a free cash flow in the amount of R$1,462 million, R$616 million lower compared to 3Q10. The leading factors that influenced this performance were: lower EBITDA due to smaller net revenue in the period and larger capex.

10/27/2011	www.oi.com.br/ir	20

Table 14 – Cash Flow: Cash Flow statement

R$ Million	3Q10	2Q11	3Q11	9M10	9M11
EBITDA	2,795	2,476	2,467	8,021	6,928
Capex	785	1,634	1,140	2,566	3,857
EBITDA - Capex	2,010	841	1,327	5,454	3,071
Non-cash items (provisions) 1	935	886	921	3,043	2,800
Working capital 2	484	(245)	(209)	(1,223)	(1,086)
Operating cash flow	3,429	1,482	2,039	7,275	4,786
Provision	(390)	(278)	(158)	(688)	(558)
Financial charges	(832)	(1,148)	(147)	(2,637)	(1,736)
Income Tax	(98)	(98)	(137)	(327)	(383)
Authorizations and concessions	(31)	(195)	(135)	(57)	(349)
Free cash flow	2,078	(238)	1,462	3,566	1,759

1)	Includes acknowledgment of pre-paid expenses, provision for concession burden - Anatel, profit sharing, lapsed dividends / interest on capital, credit-loss provision, provisions, provision for pension funds, fixed asset write-down, stock-based compensation, monetary correction of dividends/interest on capital, provision/reversal of Tax Refinancing program, others and difference between net financial income on financial statement and cash flow statement.

2)	Includes accounts receivable, financial investments kept for negotiation, redemption of financial investments kept for negotiation, taxes, pre-paid expenses, inventories, suppliers, salaries, payroll taxes and social benefits, provisions for pension funds, other active and passive accounts, paid income tax and social contribution – Third-parties, Net cash from sale of equity stakes and receipts from fixed asset sale and earned dividends and interest on capital.

PLEASE NOTE:

1) The main spreadsheets in this Press Release will be available on the company’s website (www.oi.com.br/ir) in “About the Company / the Company in Numbers.”

2) The definition of terms used in the Press Release is also available in the glossary on the company’s website: http://is.gd/Rc2rzV

10/27/2011	www.oi.com.br/ir	21

6)	ADDITIONAL INFORMATION:

6.1)	Ownership Reorganization of Oi Group

a)	Approval of the operation by the Boards of Directors

On August 26, 2011, the Boards of Directors of Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“TMAR”), Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“BRT”) approved the terms and conditions of the proposed corporate reorganization, which will be implemented primarily through the following transactions: (i) the creation and distribution of redeemable preferred shares of BRT to the BRT shareholders, and the immediate redemption of such shares; (ii) the partial split-off of TMAR, with the acquisition of such split-off portion by Coari, followed by a share exchange between TMAR and Coari; (iii) the merger of Coari with and into BRT; and a (iv) the merger of TNL with and into BRT.

The exchange ratios applicable to the transaction were approved by the Boards of Directors of TNL, TMAR and BRT, considering the recommendations of the Independent Special Committee of each company. In addition, the Boards of Directors approved the proportion between BRTO3 and BRTO4 shares, which will be delivered to holders of TNLP4, TMAR5 and TMAR6 shares. Therefore, the exchange ratios will be as follows:

Original share	Subsitituion share
1 TNLP3	2.3122 BRTO3
1 TNLP4	0.1879 BRTO3 + 1.9262 BRTO4
1 TMAR3	5.1149 BRTO3
1 TMAR5	0.3904 BRTO3 + 4.0034 BRTO4
1 TMAR6	0.3904 BRTO3 + 4.0034 BRTO4

10/27/2011	www.oi.com.br/ir	22

As a preparatory step in the mergers of Coari and TNL into BRT, the Boards of Directors of TNL, TMAR and Coari approved the proposal of a partial split-off of TMAR, with the acquisition of the split-off portion by Coari (“Split-Off”), which is intended to result in a better distributing of the book value between BRT (which will acquire the assets and liabilities of Coari), and TMAR (which will become a wholly-owned subsidiary of BRT), considering that both companies provide fixed-line telecommunications services, in accordance with the concessions and authorizations granted by Anatel. The Partial Split-Off will be implemented together with the exchange of shares between TMAR and Coari and will not result in any impact in the exchange ratios negotiated and proposed by the Independent Special Committees, and approved by the Boards of Directors of TNL, TMAR and BRT, as the exchange ratios were negotiated and approved based on market values of the shares of TNL, TMAR and BRT.

The transactions are subject to the approval by shareholders’ general meetings of TNL, TMAR, BRT and Coari, to be timely convened, after SEC declares the registration statement relating to the issuance of BRT shares in the merger of TNL into BRT effective.

For more details on the operation, consult the Material Fact of August 26 at: http://www.mzweb.com.br/oi/web/arquivos/Oi_FatoRelevante_20110829_eng.pdf

B) Hiring of an independent company to provide TNL’s economic analysis

A meeting of the Board of Directors of TNL, which took place on September 15, 2011, approved the hiring of Banco Barclays S.A. to prepare the financial analysis demanded by Art. 41 of the Company’s Bylaws, thus confirming that an equitable treatment is being given to all the companies involved in the Ownership Reorganization.

C) Choice of specialized company for the economic assessment of TMAR shares

The Extraordinary General Meeting (AGE) at TMAR that took place on September 14, 2011 approved CitiGroup Global Markets Inc., chosen among several companies on a triple list submitted by the Board of Directors, as the company responsible for preparing the economic evaluation of the Company’s shares, in order to set the value for redemption rights.

However, following the Meeting and in the date arranged to deliver the report, CitiGroup informed that it could not prepare a report capable of complying with all the demands of Law no. 6,404/76 (Brazilian Corporate Law), Article 8 combined with Article 45 for redemption rights effects and for the scope of the mandate submitted by the Meeting, but only an evaluation report presented to the Board of Directors (Fairness Opinion), available at CVM’s website.

As a result, on October 17, 2011, the company had to call a new Meeting that will take place on November 3rd, 2011, in order to deliberate on a new choice among the specialized companies suggested

10/27/2011	www.oi.com.br/ir	23

by the Board of Directors on a triple list. The company shall prepare the economic evaluation of TMAR shares in order to set the value of redemption rights. The three companies suggested by the Board of Directors were: (i) Banco Santander (Brasil) S.A.; (ii) Banco BNP Paribas Brasil S.A.; and (iii) Banco Fator S.A.

D)	Filing of Term Sheet and Take-Over Justification

On August 26, 2011, the following documents were made available on the Websites of CVM and IR:

(i) Term Sheet and Justification of partial split-off of TMAR, with the takeover of the spun-off stake by Coari, and the takeover of TMAR shares by Coari;

(ii) Term Sheet and Justification of the takeover of Coari by BRT;

(iii) Term Sheet and Justification of the takeover of TNL by BRT;

E)	Filing of F-4 at SEC

On September 1st, 2011 the form (F-4) that the SEC requires in order to register new ADRs of Brasil Telecom that will be issued related to the ownership restructuring was filed at the Securities Exchange Commission (SEC). The report details the takeovers (substitution ratios, terms, ownership issues, recess rights, evaluation reports, etc.), recent events such as changes to the administration and regulatory issues, financial aspects (pro-forma result) and shareholder rights to the new company. The company is awaiting SEC’s evaluation of the document to call its Extraordinary General Meetings that will deliberate on the ownership reorganization. The document is available on the Websites of SEC (in English) and CVM (in Portuguese).

6.2)	Bond issuance in the international market: R$1.1 billion

BRT issued securities representing its debt (“Bonds”) in international capital markets in BRL (reais), listed on the Irish Stock Exchange. Bank of America Merrill Lynch, Deutsche Bank, HSBC, Itaú BBA and Morgan Stanley structured the transaction. The total amount was US$1.1 billion, with a 9.75% coupon per annum, payable semiannually. Demand for the securities exceeded R$2 billion.

The Bonds were rated Baa2 / BBB- / BB by Moody’s / S&P / Fitch, respectively. All are investment grade.

6.3)	Change in financial institution at BRT

As of October 3rd, 2011, Banco do Brasil S.A. became the Depositary Institution for book-entry shares issued by BRT, replacing Banco Bradesco S.A.

6.4)	Change in conditions for the collateral of BRT’s 5th debenture issuance.

10/27/2011	www.oi.com.br/ir	24

On October 17, 2011, the Debenture Holders’ General Meeting was held about the 5th issuance of simple, non-convertible debentures of BRT. The Meeting deliberated that, should the takeover of TNL by BRT be approved, the clause that defines TNL as the guarantor of the issuance must be excluded.

This decision was made because should the ownership reorganization be approved, as far as the Issuance is concerned, the takeover of TNL by BRT will lead to confusion between Issuer and Guarantor. Corporate law will consider BRT succeeding TNL universally in all its rights and liabilities, including the collateral provided by the Guarantor, in all its rights and liabilities, which includes the collateral provided by TNL in the Issuance.

6.5)	Board of Directors change at TNL

Several board members were replaced at TNL’s Board meetings on August 25, 2011 and September 29, 2011. The current structure of the Board of Directors of TNL is as follows:

Effective	Substitute

José Mauro Mettrau Carneiro da Cunha (President)	José Augusto da Gama Figueira

Alexandre Jereissati Legey	Carlos Francisco Ribeiro Jereissati

Pedro Jereissati	Cristiano Yazbek Pereira

Armando Galhardo Nunes Guerra Junior	Paulo Márcio de Oliveira Monteiro

Fernando Magalhães Portella	Carlos Jereissati

Zeinal Abedin Mahomed Bava	Luis Miguel da Fonseca Pacheco de Melo

Shakhaf Wine	Pedro Humberto Monteiro Durão Leitão

Carlos Fernando Costa	Armando Ramos Tripodi

Sérgio Franklin Quintella	Rafael Cardoso Cordeiro

Renato Torres de Faria	Carlos Fernando Horta Bretas

Cláudio Figueiredo Coelho Leal	Laura Bedeschi Rego de Mattos

Demósthenes Marques	Mônica Ferreira Dias

Fábio de Oliveira Moser	Ricardo Ferraz Torres

6.6)	Launch of Oi’s Credit Card

Banco do Brasil and Oi launched the Oi Credit Card (“Paggo”), which can be used as a standard credit card – initially Mastercard - or via Oi mobile phones. Payments via mobile phones will be available on Cielo devices and will use the Paggo platform. The product’s proposal is to share the partners’ expertise in order to offer ease and mobility to clients, spreading the use of mobile phones to access the traditional means of payment.

The Oi Credit Card will be available to the operator’s client base and will be issued by Banco do Brasil, which will be responsible for analyzing and conceding credit as well as for the post-sales efforts. In addition to credit card payments, the Oi Credit Card will ensure the holder eligibility to Oi's relationship program, Oi Pontos.

The Paggo operation started in the Northeastern region, and beginning in January 2012 the operation will cover all of Brazil.

10/27/2011	www.oi.com.br/ir	25

Cost Statement – TNLP Consolidated

10/27/2011	www.oi.com.br/ir	26

Item - R$ million	3Q10	2Q11	3Q11	QoQ	YoY	9M10	9M11	YoY
Interconnection	1,216	1,146	1,163	1.5%	-4.4%	3,778	3,494	-7.5%
Personnel	402	465	459	-1.3%	14.2%	1,197	1,347	12.5%
Materials	59	31	58	87.1%	-1.7%	195	127	-34.9%
Handset Costs/Other (COGS)*	12	60	48	-20.0%	300.0%	105	148	41.0%
Third-Party Services	1,762	1,848	1,861	0.7%	5.6%	5,176	5,435	5.0%
Marketing	132	160	99	-38.1%	-25.0%	374	398	6.4%
Rent and Insurance	386	392	426	8.7%	10.4%	1,136	1,215	7.0%
Provision for Bad Debts	250	227	163	-28.2%	-34.8%	802	663	-17.3%
Other Operating Expenses (Revenue), Net	332	271	195	-28.0%	-41.3%	1,398	1,194	-14.6%

TOTAL	4,551	4,601	4,472	-2.8%	-1.7%	14,161	14,021	-1.0%

Interconnection	1,216	1,146	1,163	1.5%	-4.4%	3,778	3,494	-7.5%

Handset Costs	12	60	48	-20.0%	300.0%	105	148	41.0%

Cost of Services	1,452	1,410	1,497	6.2%	3.1%	4,422	4,325	-2.2%

Personnel	142	161	161	0.0%	13.4%	433	469	8.3%
Third-Party Services	697	690	705	2.2%	1.1%	2,105	2,044	-2.9%
Materials	52	27	44	63.0%	-15.4%	175	107	-38.9%
Rent and Insurance	371	331	357	7.9%	-3.8%	1,089	1,022	-6.2%
Anatel Concession Contract	38	27	27	0.0%	-28.9%	115	92	-20.0%
Fistel	140	154	180	16.9%	28.6%	458	530	15.7%
Other	13	20	21	5.0%	61.5%	48	62	29.2%

Selling Expenses	1,206	1,282	1,162	-9.4%	-3.6%	3,594	3,696	2.8%

Personnel	90	103	97	-5.8%	7.8%	266	292	9.8%
Third-Party Services	709	762	769	0.9%	8.5%	2,059	2,254	9.5%
Marketing	132	160	99	-38.1%	-25.0%	374	398	6.4%
Materials	2	1	10	900.0%	400.0%	10	12	20.0%
Rent and Insurance	0	1	2	100.0%	—	4	4	0.0%
Other	24	27	22	-18.5%	-8.3%	80	73	-8.8%
Provisions for Bad Debts and Receivable write-off	250	227	163	-28.2%	-34.8%	802	663	-17.3%

General and Administrative Expenses	566	670	671	0.1%	18.6%	1,606	1,958	21.9%

Personnel	170	201	202	0.5%	18.8%	498	586	17.7%
Third-Party Services	357	395	387	-2.0%	8.4%	1,013	1,137	12.2%
Materials	5	3	3	0.0%	-40.0%	10	8	-20.0%
Rent and Insurance	15	61	67	9.8%	346.7%	43	189	339.5%
Other	19	10	12	20.0%	-36.8%	42	38	-9.5%

Other Operating Expenses (Revenue), Net	99	33	-68	-306.1%	-168.7%	656	399	-39.2%

*	Other: sim card, mini modem, TV transmission equipment and mobile phone peripherals.

10/27/2011	www.oi.com.br/ir	27

7.1) TELE NORTE LESTE PARTICIPAÇÕES – TNLP Consolidated

Income Statement - R$ million	3Q10	2Q11	3Q11	9M10	9M11
Wireline Services Revenues	8,378.4	7,827.1	7,605.6	25,622.8	23,424.0

Local Services	4,156.6	3,773.5	3,626.2	12,651.5	11,278.4

Subscription Charges	2,723.2	2,582.2	2,496.1	8,309.7	7,720.1
Local Traffic	392.3	267.9	218.9	1,204.3	802.5
Installation Fees	39.5	34.4	37.5	122.5	103.7
Collect Calls	0.6	0.4	0.3	2.1	1.1
Other Local Revenues	0.4	0.1	0.1	1.8	0.4
Fixed-to-Mobile (VC1)	1,000.7	888.6	873.2	3,011.1	2,650.6

Long Distance	1,361.1	1,216.1	1,143.6	4,288.6	3,639.4

Intra-State	80.5	515.5	498.1	1,492.2	1,564.4
Inter-State	239.1	87.3	80.9	483.2	266.6
Inter-Regional	725.4	345.9	307.3	1,317.5	1,009.7
International	16.8	13.5	14.0	52.2	42.6
Fixed-to-Mobile (VC2 and VC3)	299.3	253.8	243.3	943.5	756.0

Advanced Voice	70.8	72.7	71.2	246.2	230.4

Public Telephones	113.2	83.0	53.2	404.5	256.1

Additional Services	246.9	254.1	259.5	755.0	759.6

Network Usage Remuneration	239.7	254.5	226.3	703.7	711.0

Data Transmission Services	2,190.1	2,173.4	2,225.8	6,573.4	6,549.1

ADSL (Velox)	1,289.2	1,238.9	1,235.0	3,882.6	3,718.7
Leased Lines (EILD)	249.1	246.7	267.6	719.4	751.9
Leased Lines (SLDD/SLDA)	130.1	134.3	137.2	393.9	405.6
IP Services	351.0	383.8	435.6	999.8	1,182.7
Packet switch and frame relay	81.8	79.3	67.3	271.4	228.8
Other Data Services	88.9	90.4	83.1	306.2	261.5

Wireless Services Revenues	2,834.6	2,973.2	3,064.1	8,228.7	8,715.2

Subscription Charges	673.2	662.0	680.4	1,929.2	1,929.4
Outgoing Calls	1,059.6	1,103.4	1,084.3	3,027.8	3,183.8
Domestic/International Roaming	25.1	27.5	30.3	94.1	85.2
Network Usage Remuneration	648.2	666.7	695.1	1,890.4	1,991.1
Data / Value Added Services	395.5	476.5	539.7	1,133.6	1,416.3
Sales of handsets, sim cards and others	33.1	37.0	34.3	153.6	109.5

Other Services	223.0	298.2	255.1	669.5	783.4

Gross Operating Revenue	11,436.0	11,098.5	10,924.9	34,520.9	32,922.6

Taxes and Deductions	(4,090.2)	(4,021.8)	(3,985.4)	(12,339.4)	(11,973.3)

Net Operating Revenue	7,345.8	7,076.7	6,939.5	22,181.6	20,949.3

Operating Expenses	(4,550.6)	(4,601.1)	(4,472.2)	(14,161.0)	(14,021.1)
Cost of Services	(1,452.5)	(1,410.3)	(1,496.6)	(4,421.8)	(4,325.2)
Cost of Goods Sold	(11.7)	(59.9)	(47.5)	(105.4)	(148.3)
Interconnection Costs	(1,216.1)	(1,146.2)	(1,162.8)	(3,778.1)	(3,494.1)
Selling Expenses	(1,206.1)	(1,281.8)	(1,162.5)	(3,593.6)	(3,695.9)
General and Administrative Expenses	(565.2)	(669.9)	(671.0)	(1,606.3)	(1,958.3)
Other Operating (Expenses) Revenue, net	(98.9)	(33.1)	68.1	(655.8)	(399.2)

EBITDA	2,795.2	2,475.6	2,467.3	8,020.6	6,928.3

Margin %	38.1%	35.0%	35.6%	36.2%	33.1%
Depreciation and Amortization	(1,546.1)	(1,434.8)	(1,367.4)	(4,635.4)	(4,258.8)

EBIT	1,249.1	1,040.8	1,099.9	3,385.2	2,669.5

Financial Expenses	(995.8)	(865.1)	(1,350.9)	(3,013.3)	(3,788.0)
Financial Income	471.4	605.1	758.4	1,355.4	1,707.3

Income Before Tax and Social Contribution	724.8	780.9	507.5	1,727.3	588.7

Income Tax and Social Contribution	(186.9)	(427.2)	(81.3)	(261.8)	(204.2)

Net Income	537.8	353.7	426.2	1,465.5	384.5

Margin %	7.3%	5.0%	6.1%	6.6%	1.8%
Earnings attributed to the controlling shareholders	422.5	198.0	285.1	1,299.2	313.2
Earnings attributed to the non-controlling shareholders	115.3	155.7	141.1	166.2	71.3

Outstanding Shares - Thousand (exc.-treasury)	382,632	467,550	467,550	382,632	467,550
Earnings attributed to the controlling shareholders per share (R$)	1.104	0.423	0.610	3.396	0.670

10/27/2011	www.oi.com.br/ir	28

7.1) TELE NORTE LESTE PARTICIPAÇÕES – TNLP Consolidated (Balance Sheet)

Balance Sheet - R$ million	9/30/2010	6/30/2011	9/30/2011
TOTAL ASSETS	75,084	73,873	77,697

Current	22,812	19,867	23,189

Cash	9,497	7,128	9,744
Financial investments	2,451	1,578	1,724
Derivatives	33	56	224
Accounts Receivable	5,937	5,850	5,937
Recoverable Taxes	1,833	1,925	2,027
Inventories	108	159	164
Assets in Escrow	1,905	1,910	1,959
Other Current Assets	1,049	1,261	1,411

Non-Current Assets	52,272	54,006	54,508

Long Term	12,326	15,099	15,867
Recoverable and Deferred Taxes	5,733	6,431	6,254
Accounts Receivable	9	66	68
Derivatives	55	29	256
Assets in Escrow	6,063	7,129	7,850
Other	466	1,443	1,439
Investments	55	65	66
Property Plant and Equipment	22,958	22,962	22,903
Intangible Assets	16,934	15,881	15,672

Balance Sheet - R$ million	9/30/2010	6/30/2011	9/30/2011
TOTAL LIABILITIES	75,084	73,873	77,697

Current	18,203	15,690	15,680

Suppliers	3,598	4,015	4,261
Loans and Financing	8,263	4,406	4,581
Derivatives	248	737	221
Payroll and Related Accruals	527	350	385
Pension Fund Provision	60	48	63
Payable Taxes	2,138	2,256	2,433
Dividends Payable	362	323	220
Other Accounts Payable	3,006	3,557	3,516

Non-Current Liabilities	36,495	33,322	36,834

Loans and Financing	22,435	19,536	23,108
Derivatives	422	386	208
Payable and Deferred Taxes	5,994	5,647	5,666
Contingency Provisions	5,086	5,099	5,162
Pension Fund Provision	576	546	546
Outstanding authorizations	1,609	1,376	1,391
Other Accounts Payable	373	733	753

Shareholders’ Equity	20,386	24,860	25,182

Controlling Interest	11,392	13,524	13,736
Capital Stock	5,449	7,255	7,255
Capital Reserve	140	1,319	1,320
Surplus Reserve	5,720	6,810	6,809
Treasury shares	(354)	(353)	(351)
Retained Earnings	1,299	28	313
Equity Evaluation Adjustment	(861)	(1,535)	(1,610)
Minority Interest	8,994	11,336	11,446

10/27/2011	www.oi.com.br/ir	29

7.1) TELE NORTE LESTE PARTICIPAÇÕES – TNLP Consolidated

Cash Flow - R$ million	3Q10	2Q11	3Q11	9M10	9M11
Earnings (loss) before taxes - (A)	725	781	508	1,727	589

Result items that do not affect the cash balance – (B)	3,005	2,580	2,881	9,337	9,140

Depreciation/Amortization	1,546	1,435	1,367	4,635	4,259
Taxes, financial income and monetary correction	470	94	1,744	2,039	2,757
Apportionment of expense	266	310	251	672	655
Concession encumbrance reserve - Anatel	38	27	27	115	92
Profit sharing	121	6	6	243	53
Expiration of dividends / JCP	(27)	(87)	(102)	(34)	(189)
Provision for doubtful credits	250	227	163	802	663
Provisions	29	173	282	511	742
Financial Instruments at market value	226	319	(875)	206	(306)
Provision for Pension Funds	9	2	2	9	5
Fixed-asset write-off	35	2	32	62	69
Stock-based compensation	10	2	1	11	6
Monetary correction of Dividends/Interest on Capital	0	2	0	0	2
Provision/reversal of the Tax Refinancing program	0	1	(1)	0	209
Monetary correction of the Tax Refinancing Program	21	33	31	66	147
Other	11	35	(47)	(1)	(24)

(C) = (A) - (B)	3,730	3,361	3,388	11,064	9,729

Changes to Operating Assets and Liabilities	159	(608)	(289)	(1,713)	(1,620)

Accounts receivable	(346)	(190)	(360)	(869)	(815)
Financial investments maintained for negotiations	(1,930)	(1,615)	(2,805)	(5,533)	(6,323)
Redemption of financial investments maintained for negotiations	2,322	1,593	2,716	5,072	6,812
Taxes	268	(64)	406	718	(79)
Provisions	(390)	(278)	(158)	(688)	(558)
Prepaid expenses	(89)	(259)	(87)	(726)	(925)
Inventory	14	(47)	(5)	78	(62)
Suppliers	224	503	223	359	740
Payroll, taxes and benefits	16	(162)	30	(78)	(235)
Provision for Pension Funds	(0)	(0)	(0)	(105)	(96)
Other active and passive accounts	70	(90)	(249)	57	(78)

Cash Balance from Operations	(997)	(1,160)	(370)	(3,164)	(2,201)

Financial charges	(832)	(1,148)	(147)	(2,637)	(1,736)
Paid income tax and social contribution - Company	(98)	(98)	(137)	(327)	(383)
Paid income tax and social contribution – Third Parties	(67)	(74)	(85)	(200)	(242)
Received dividends and Interest on Capital	0	160	0	0	160

Operating Cash Generation	2,892	1,593	2,729	6,186	5,908

Investment cash flow	(963)	(2,786)	(1,758)	(3,298)	(6,696)

Acquisition of fixed/intangible assets	(785)	(1,634)	(1,140)	(2,566)	(3,857)
Net cash from the sale of equity interests	0	0	0	0	47
Financial assets available for sale	0	(814)	0	0	(1,367)
Proceeds from sale of fixed assets	1	(1)	8	3	11
Assets in escrow	(412)	(508)	(887)	(1,394)	(2,049)
Redemption of assets in escrow	232	181	261	659	530
Increase in permanent investment	0	(10)	(0)	0	(11)

Cash Flow net of Capital Expenditure	1,930	(1,193)	971	2,889	(788)

Financing activity cash flow	(1,052)	(4,083)	1,527	403	1,363

Borrowings net of cost	4,827	1,785	3,297	9,665	6,974

Repayment of loans; debentures, derivatives and leasing	(5,832)	(5,048)	(1,587)	(7,957)	(10,471)

Tax Refinancing Program	(14)	(34)	(47)	(83)	(111)
Authorizations and concessions	(31)	(195)	(135)	(57)	(349)
Capital increase	0	0	(0)	0	5,955
Payment of dividend and interest on capital	(1)	(590)	(1)	(1,165)	(634)

Cash flow net of Financings	878	(5,276)	2,498	3,292	574

Exchange variation on cash equivalents	0	0	117	0	117

Net increase (reduction) of cash and equivalent	878	(5,276)	2,615	3,292	691

Cash and equivalent at the start of period	8,619	12,405	7,128	6,206	9,052

Cash and equivalent at the end of period	9,497	7,128	9,744	9,497	9,744

10/27/2011	www.oi.com.br/ir	30

7.2) Telemar Norte Leste – TMAR Consolidated

Income Statement - R$ million	3Q10	2Q11	3Q11	9M10	9M11
Wireline Services Revenues	8,378.4	7,827.1	7,605.6	25,622.6	23,424.0

Local Services	4,156.6	3,773.5	3,626.2	12,651.5	11,278.4

Subscription Charges	2,723.2	2,582.2	2,496.1	8,309.7	7,720.1
Local Traffic	392.3	267.9	218.9	1,204.3	802.5
Installation Fees	39.5	34.4	37.5	122.5	103.7
Collect Calls	0.6	0.4	0.3	2.1	1.1
Other Local Revenues	0.4	0.1	0.1	1.8	0.4
Fixed-to-Mobile (VC1)	1,000.7	888.6	873.2	3,011.1	2,650.6

Long Distance	1,361.1	1,216.1	1,143.6	4,288.6	3,639.4

Intra-State	80.5	515.5	498.1	1,492.2	1,564.4
Inter-State	239.1	87.3	80.9	483.2	266.6
Inter-Regional	725.4	345.9	307.3	1,317.5	1,009.7
International	16.8	13.5	14.0	52.2	42.6
Fixed-to-Mobile (VC2 and VC3)	299.3	253.8	243.3	943.5	756.0

Advanced Voice	70.8	72.7	71.2	246.2	230.4

Public Telephones	113.2	83.0	53.2	404.5	256.1

Additional Services	246.9	254.1	259.5	755.0	759.6

Network Usage Remuneration	239.7	254.5	226.3	703.7	711.0

Data Transmission Services	2,190.1	2,173.4	2,225.7	6,573.2	6,549.1

Wireless Services Revenues	2,834.6	2,973.2	3,064.1	8,228.7	8,715.2

Subscription Charges	673.2	662.0	680.4	1,929.2	1,929.4
Outgoing Calls	1,059.6	1,103.4	1,084.3	3,027.8	3,183.8
Domestic/International Roaming	25.1	27.5	30.3	94.1	85.2
Network Usage Remuneration	648.2	666.7	695.1	1,890.4	1,991.1
Data / Value Added Services	395.5	476.5	539.7	1,133.6	1,416.3
Sales of handsets, sim cards and others	33.1	37.0	34.3	153.6	109.5

Other Services	198.8	298.2	255.1	594.7	783.4

Gross Operating Revenue	11,411.9	11,098.5	10,924.9	34,446.0	32,922.6

Taxes and Deductions	(4,081.3)	(4,021.8)	(3,985.4)	(12,312.2)	(11,973.3)

Net Operating Revenue	7,330.6	7,076.7	6,939.5	22,133.8	20,949.3

Operating Expenses	(4,525.3)	(4,595.5)	(4,492.7)	(14,085.5)	(14,026.0)
Cost of Services Provided	(1,444.1)	(1,410.3)	(1,496.6)	(4,387.3)	(4,325.3)
Cost of Goods Sold	(11.7)	(59.9)	(47.5)	(105.4)	(148.3)
Interconnection Costs	(1,216.1)	(1,146.2)	(1,162.8)	(3,778.1)	(3,494.1)
Selling Expenses	(1,199.2)	(1,281.3)	(1,161.9)	(3,576.3)	(3,694.5)
General and Administrative Expenses	(558.8)	(647.4)	(660.4)	(1,584.8)	(1,917.0)
Other Operating (Expenses) Revenue, net	(95.4)	(50.5)	36.6	(653.6)	(446.7)

EBITDA	2,805.4	2,481.2	2,446.8	8,048.2	6,923.3

Margin %	38.3%	35.1%	35.3%	36.4%	33.0%
Depreciation and Amortization	(1,542.4)	(1,434.4)	(1,367.0)	(4,624.4)	(4,257.6)

EBIT	1,263.0	1,046.8	1,079.9	3,423.8	2,665.7

Financial Expenses	(963.0)	(864.4)	(1,249.5)	(2,964.7)	(3,648.9)
Financial Income	473.7	605.9	664.8	1,333.4	1,606.1

Income Before Tax and Social Contribution	773.6	788.3	495.2	1,792.5	622.8

Income Tax and Social Contribution	(199.3)	(251.6)	(81.4)	(274.1)	(41.3)

Net Income	574.3	536.7	413.8	1,518.4	581.5

Margin %	7.8%	7.6%	6.0%	6.9%	2.8%
Earnings attributed to the controlling shareholders	559.7	545.0	386.9	1,649.0	728.1
Earnings attributed to the non-controlling shareholders	14.6	(8.3)	27.0	(130.6)	(146.6)

Outstanding Shares Thousand (exc.-treasury)	238,608	344,057	344,057	238,608	344,057
Earnings attributed to the controlling shareholders per share (R$)	2.346	1.584	1.124	6.911	2.116

10/27/2011	www.oi.com.br/ir	31

7.2) Telemar Norte Leste – TMAR Consolidated (continued)

Balance Sheet - R$ million	9/30/2010	6/30/2011	9/30/2011
TOTAL ASSETS	73,787	73,061	76,844

Current	22,194	19,387	22,666

Cash	9,058	6,824	9,260
Financial investments	2,330	1,467	1,720
Derivatives	30	56	224
Accounts Receivable	5,927	5,853	5,941
Recoverable and Deferred Taxes	1,802	1,909	2,010
Inventories	104	159	164
Assets in Escrow	1,904	1,909	1,958
Other Current Assets	1,039	1,210	1,389

Non-Current Assets	51,593	53,674	54,178

Long Term	11,785	14,783	15,553
Recoverable and Deferred Taxes	5,228	6,145	5,968
Financial investments	9	66	68
Derivatives	54	29	256
Assets in Escrow	6,043	7,114	7,836
Other	452	1,429	1,425
Investments	47	57	58
Property Plant and Equipment	22,902	22,954	22,896
Intangible Assets	16,859	15,879	15,671

Balance Sheet - R$ million	9/30/2010	6/30/2011	9/30/2011
TOTAL LIABILITIES	73,787	73,061	76,844

Current	16,499	13,945	14,044

Suppliers	3,604	4,001	4,262
Loans and Financing	6,708	2,889	3,009
Derivatives	227	737	221
Payroll and Related Accruals	526	349	385
Pension fund Provision	60	48	63
Payable Taxes	2,115	2,233	2,412
Dividends Payable	192	162	97
Other Accounts Payable	3,066	3,527	3,595

Non-Current Liabilities	36,065	33,138	36,514

Loans and Financing	22,203	19,445	22,982
Derivatives	427	386	208
Payable Taxes	5,864	5,521	5,540
Contingency Provisions	5,085	5,099	5,161
Pension fund Provision	576	546	546
Outstanding authorizations	1,609	1,376	1,391
Other Accounts Payable	303	765	685

Shareholders’ Equity	21,223	25,978	26,287

Controlling Interest	14,914	20,773	21,055
Capital Stock	7,434	11,625	11,625
Capital Reserve	2,049	3,845	3,846
Surplus Reserve	4,850	6,272	6,272
Treasury Shares	(17)	(29)	(29)
Retained Earnings	1,649	341	728
Equity Evaluation Adjustment	(1,051)	(1,282)	(1,388)
Minority Interest	6,308	5,205	5,232

10/27/2011	www.oi.com.br/ir	32

7.3) TNL-PCS – OI Mobile

Income Statement - R$ million	3Q10	2Q11	3Q11	9M10	9M11
Wireless Services Revenues	2,903.6	3,135.0	3,206.2	8,353.7	9,146.3

Subscription	548.4	547.9	561.3	1,566.7	1,569.7
Outgoing Calls	891.7	919.8	876.9	2,557.6	2,642.8
Domestic/Internacional Roaming	26.2	26.7	28.0	85.7	82.5
Network Usage Remuneration	1,080.6	1,110.6	1,199.8	3,108.3	3,377.8
Data / Value Added	308.2	371.4	428.6	899.2	1,111.8
Other SMP Services	0.4	123.5	79.9	0.6	258.1
Sales of handsets, sim cards and others	48.2	35.0	31.8	135.6	103.6

LD/Advanced Voice Service/Network Revenues	142.6	107.8	111.1	439.9	319.3

Gross Operating Revenue	3,046.2	3,242.9	3,317.3	8,793.6	9,465.6

Taxes and Deductions	(874.8)	(940.8)	(993.2)	(2,521.0)	(2,776.4)

Net Operating Revenue	2,171.4	2,302.1	2,324.1	6,272.6	6,689.1

Operating Expenses	(1,252.4)	(1,465.3)	(1,460.7)	(3,751.1)	(4,343.2)
Cost of Services Provided	(337.9)	(347.5)	(428.9)	(1,053.9)	(1,162.3)
Cost of Goods Sold	(39.4)	(55.2)	(42.1)	(90.5)	(138.5)
Interconnection Costs	(407.6)	(448.5)	(459.4)	(1,180.6)	(1,328.0)
Selling Expenses	(387.4)	(448.1)	(415.5)	(1,158.4)	(1,287.2)
General and Administrative Expenses	(120.2)	(142.0)	(138.7)	(348.1)	(412.5)
Other Operating (Expenses) Revenue, net	40.1	(23.9)	23.9	80.4	(14.6)

EBITDA	918.9	836.7	863.4	2,521.5	2,346.0

Margin %	42.3%	36.3%	37.1%	40.2%	35.1%
Depreciation and Amortization	(218.2)	(237.6)	(245.3)	(622.2)	(713.8)

EBIT	700.8	599.1	618.2	1,899.3	1,632.2

Equity Accounting	(16.2)	(10.8)	(15.0)	(54.7)	(50.3)
Financial Expenses	(74.3)	(91.5)	(88.5)	(206.7)	(284.4)
Financial Income	169.9	198.2	229.4	381.6	619.5

Income Before Tax and Social Contribution	780.2	695.1	744.1	2,019.5	1,917.0

Income Tax and Social Contribution	(221.5)	(206.9)	(225.0)	(562.9)	(580.3)

Net Income	558.6	488.2	519.1	1,456.7	1,336.7

Margin %	25.7%	21.2%	22.3%	23.2%	20.0%

10/27/2011	www.oi.com.br/ir	33

Balance Sheet - R$ million	9/30/2010	6/30/2011	9/30/2011
TOTAL ASSETS	15,370	15,694	16,489

Current	5,340	2,915	3,752

Cash	2,630	502	1,152
Financial investments	471	91	116
Accounts Receivable	1,178	1,255	1,374
Recoverable and Deferred Taxes	585	480	626
Inventories	59	78	81
Other Current Assets	417	509	403

Non-Current Assets	10,030	12,779	12,737

Long Term	2,834	5,386	5,388
Recoverable and Deferred Taxes	767	702	487
Loans and Financing	1,919	4,374	4,490
Financial investments	4	48	49
Other	144	262	363
Investments	52	126	123
Property Plant and Equipment	5,210	5,421	5,410
Intangible Assets	1,934	1,845	1,816

Balance Sheet - R$ million	9/30/2010	6/30/2011	9/30/2011
TOTAL LIABILITIES	15,370	15,694	16,489

Current Liabilities	2,317	2,374	2,638

Suppliers	1,102	1,202	1,282
Loans and Financing	133	190	213
Payroll and Related Accruals	55	35	30
Payable Taxes	590	414	586
Other Accounts Payable	437	533	528

Non-Current Liabilities	2,447	2,396	2,407

Loans and Financing	1,290	1,261	1,207
Payable Taxes	29	108	105
Contingency Provisions	106	62	120
Outstanding authorizations	947	858	865
Other Accounts Payable	75	108	110

Shareholders’ Equity	10,606	10,924	11,444

Controlling Interest	10,606	10,924	11,444
Capital Stock	9,744	9,744	9,745
Capital Reserve	50	52	51
Surplus Reserve	110	311	311
Retained Earnings	703	818	1,337

7.4) Brasil Telecom – BrT Consolidated

10/27/2011	www.oi.com.br/ir	34

Income Statement - R$ million	3Q10	2Q11	3Q11	9M10	9M11
Wireline Services Revenues	3,832.4	3,596.9	3,469.3	11,683.5	10,691.9

Local Services	1,590.8	1,472.5	1,385.9	4,765.4	4,351.0

Subscription Charges	1,021.4	988.9	936.9	3,097.7	2,937.1
Local Traffic	145.1	121.1	102.6	431.5	348.5
Installation Fees	11.5	8.7	8.7	35.6	25.5
Collect Calls	0.1	0.1	0.1	0.6	0.3
Other Local Revenues	3.9	2.9	2.9	10.9	8.8
Fixed-to-Mobile (VC1)	408.7	350.8	334.8	1,189.1	1,030.9

Long Distance	510.0	438.7	429.8	1,674.7	1,313.5

Intra-State	152.9	139.6	141.9	489.8	409.6
Inter-State	51.2	39.6	33.5	154.9	112.9
Inter-Regional	43.5	36.6	29.6	141.8	100.8
International	5.5	4.6	4.7	18.4	14.8
Fixed-to-Mobile (VC2 and VC3)	256.8	218.3	220.1	869.9	675.4

Advanced Voice	21.7	28.6	27.1	105.0	90.5

Public Telephones	49.2	51.7	20.3	180.9	125.7

Additional Services	112.3	122.4	125.9	336.9	361.2

Network Usage Remuneration	95.6	101.4	102.5	280.2	292.4

Data Transmission Services	1,447.7	1,376.5	1,373.4	4,324.6	4,144.2

ADSL	867.8	805.9	774.9	2,625.0	2,392.1
Leased Lines (EILD)	101.5	106.1	109.8	300.6	317.5
Leased Lines (SLDD/SLDA)	118.4	90.9	95.4	340.8	306.9
IP Services	218.4	240.4	277.9	612.4	745.7
Packet switch and frame relay	30.0	26.8	17.5	98.5	74.8
Other Data Services	111.7	106.4	97.8	347.3	307.2

Other	5.1	4.9	4.3	15.8	13.4

Wireless Services Revenues	563.1	572.4	582.8	1,639.0	1,693.0

Subscription Charges	121.7	146.1	146.4	356.5	418.8
Outgoing Calls	171.4	157.9	161.8	476.2	463.5
Domestic/International Roaming	6.3	4.4	6.3	22.4	13.6
Network Usage Remuneration	162.0	167.9	153.7	501.7	484.1
Data / Value Added Services	87.3	93.6	112.1	234.8	300.0
Handset Sales	14.4	2.5	2.6	47.4	12.9

Gross Operating Revenue	4,395.6	4,169.3	4,052.1	13,322.5	12,384.9

Taxes and Deductions	(1,847.1)	(1,813.0)	(1,771.0)	(5,565.4)	(5,377.7)

Net Operating Revenue	2,548.4	2,356.2	2,281.1	7,757.1	7,007.2

Operating Expenses	(1,511.3)	(1,556.9)	(1,657.1)	(5,070.0)	(4,919.7)
Cost of Services Provided	(464.3)	(485.3)	(525.7)	(1,457.0)	(1,494.3)
Cost of Goods Sold	(10.1)	(6.0)	(5.2)	(40.0)	(18.6)
Interconnection Costs	(493.8)	(421.3)	(429.6)	(1,491.3)	(1,292.3)
Selling Expenses	(230.7)	(295.2)	(254.9)	(764.1)	(838.4)
General and Administrative Expenses	(355.1)	(310.1)	(314.0)	(965.2)	(921.1)
Other Operating (Expenses) Revenue, net	42.6	(39.0)	(127.7)	(352.4)	(354.9)

EBITDA	1,037.1	799.4	624.0	2,687.1	2,087.5

Margin %	40.7%	33.9%	27.4%	34.6%	29.8%
Depreciation and Amortization	(260.6)	(254.5)	(260.0)	(790.0)	(774.1)

EBIT	776.4	544.8	364.0	1,897.1	1,313.4

Financial Expenses	(237.2)	(233.1)	(243.4)	(749.0)	(1,002.2)
Financial Income	255.7	272.3	448.5	660.4	965.9

Income Before Tax and Social Contribution	794.9	584.0	569.1	1,808.5	1,277.2

Income Tax and Social Contribution	(253.9)	(210.4)	(171.1)	(542.5)	(412.1)

Net Income	541.0	373.6	398.0	1,266.0	865.1

Margin %	21.2%	15.9%	17.4%	16.3%	12.3%
Earnings attributed to the controlling shareholders	541.0	373.6	398.0	1,266.0	865.1

Outstanding Shares Thousand (exc.-treasury)	589,789	589,789	589,789	589,789	589,789
Earnings attributed to the controlling shareholders per share (R$)	0.917	0.634	0.675	2.147	1.467

10/27/2011	www.oi.com.br/ir	35

7.4) Brasil Telecom – BrT Consolidated (Balance Sheet)

Balance Sheet - R$ million	9/30/2010	6/30/2011	9/30/2011
TOTAL ASSETS	25,790	25,999	28,604

Current	7,959	7,162	9,305

Cash	3,167	1,803	3,772
Financial investments	459	791	939
Accounts Receivable	2,040	1,977	1,957
Recoverable Taxes	674	782	820
Inventories	20	19	21
Assets in Escrow	1,379	1,470	1,469
Other Current Assets	219	321	327

Non-Current Assets	17,831	18,837	19,299

Long Term	11,429	12,205	12,628
Recoverable and Deferred Taxes	5,312	5,387	5,242
Financial investments	0	13	13
Assets in Escrow	4,079	4,607	5,064
Other	2,038	2,199	2,309
Investments	5	8	9
Property Plant and Equipment	5,052	5,435	5,524
Intangible Assets	1,344	1,188	1,138

Balance Sheet - R$ million	9/30/2010	6/30/2011	9/30/2011
TOTAL LIABILITIES	25,790	25,999	28,604

Current	5,736	7,429	7,619

Suppliers	1,406	1,474	1,506
Loans and Financing	1,128	1,039	1,055
Financial Instruments	69	0	39
Payroll and Related Accruals	108	119	143
Provisions for Legal Contingencies	1,235	1,267	1,295
Pension Fund Provision	60	48	63
Payable Taxes	954	1,294	1,414
Dividends Payable	76	57	56
Other Accounts Payable	700	2,131	2,048

Non-Current Liabilities	8,882	8,269	10,285

Loans and Financing	3,244	2,685	4,633
Payable and Deferred Taxes	1,151	968	1,010
Contingency Provisions	3,059	3,210	3,221
Pension Fund Provision	576	546	546
Outstanding authorizations	662	518	526
Other Accounts Payable	191	342	349

Shareholders’ Equity	11,172	10,301	10,700

Controlling Interest	11,171	10,301	10,700
Capital Stock	3,731	3,731	3,731
Capital Reserve	5,720	4,367	4,368
Surplus Reserve	533	1,886	1,886
Treasury shares	(150)	(150)	(150)
Retained Earnings	1,337	467	865

10/27/2011	www.oi.com.br/ir	36

7.5) 14 Brasil Telecom Celular – BrT Mobile

Income Statement - R$ million	3Q10	2Q11	3Q11	9M10	9M11
Wireless Services Revenues	678.9	692.5	742.7	1,977.5	2,085.2

Subscription	121.7	146.1	146.4	356.5	418.8
Outgoing Calls	165.5	158.0	161.8	466.7	464.0
Domestic/Internacional Roaming	6.3	4.4	6.3	22.4	13.5
Network Usage Remuneration	276.8	287.9	313.6	837.6	875.9
Data / Value Added	94.1	93.6	112.1	246.9	300.0
Handset Sales	14.4	2.5	2.6	47.5	12.9

Gross Operating Revenue	678.9	692.5	742.7	1,977.5	2,085.2

Taxes and Deductions	(198.3)	(210.1)	(226.8)	(540.2)	(632.7)

Net Operating Revenue	480.6	482.4	516.0	1,437.4	1,452.5

Operating Expenses	(403.2)	(413.1)	(405.6)	(1,232.5)	(1,237.5)
Cost of Services Provided	(126.2)	(132.1)	(135.9)	(391.5)	(400.9)
Cost of Goods Sold	(10.1)	(4.7)	(5.2)	(40.1)	(18.6)
Interconnection Costs	(145.5)	(129.1)	(131.8)	(428.3)	(389.7)
Selling Expenses	(98.6)	(116.3)	(88.7)	(289.9)	(315.7)
General and Administrative Expenses	(36.0)	(31.0)	(36.8)	(105.6)	(101.7)
Other Operating (Expenses) Revenue, net	13.2	0.0	(7.3)	22.9	(10.8)

EBITDA	77.4	69.3	110.4	204.9	215.0

Margin %	16.1%	14.4%	21.4%	14.3%	14.8%
Depreciation and Amortization	(65.6)	(64.4)	(65.0)	(198.7)	(193.2)

EBIT	11.8	4.9	45.3	6.1	21.8

Financial Expenses	(46.0)	(54.5)	(40.2)	(119.7)	(143.7)
Financial Income	47.2	161.0	183.3	127.6	496.1

Income Before Tax and Social Contribution	12.9	111.5	188.4	14.1	374.1

Income Tax and Social Contribution	(5.9)	(38.5)	(64.5)	(24.6)	(127.9)

Net Income	7.0	73.0	124.0	(10.5)	246.3

Margin %	1.5%	15.1%	24.0%	-0.7%	17.0%

Balance Sheet - R$ million	9/30/2010	6/30/2011	9/30/2011
TOTAL ASSETS	4,979	8,372	8,600

Current	1,857	2,224	2,294

Cash	472	872	734
Financial investments	204	731	891
Accounts Receivable	248	301	344
Recoverable Taxes	155	183	213
Inventories	13	11	11
Other Current Assets	765	126	100

Non-Current Assets	3,122	6,148	6,307

Long Term	1,167	4,281	4,474
Recoverable and Deferred Taxes	766	826	783
Assets in Escrow	23	50	91
Other	378	3,406	3,600
Property Plant and Equipment	1,172	1,175	1,157
Intangible Assets	783	692	675

Balanço Patrimonial - R$ million	9/30/2010	6/30/2011	9/30/2011
TOTAL LIABILITIES	4,979	8,372	8,600

Current	779	986	1,121

Suppliers	254	276	364
Loans and Financing	46	82	100
Payroll and Related Accruals	9	4	4
Payable Taxes	101	236	292
Outstanding authorizations	108	101	123
Other Accounts Payable	261	287	239

Non-Current Liabilities	1,287	1,369	1,338

Loans and Financing	508	707	679
Payable Taxes	91	78	79
Contingency Provisions	21	28	31
Outstanding authorizations	662	531	526
Other Accounts Payable	5	25	24

Shareholders’ Equity	2,913	6,017	6,141

Controlling Interest	2,913	6,017	6,141

10/27/2011	www.oi.com.br/ir	37

RELEVANT INFORMATION

I) CVM Instruction no. 358, article 12: The direct or indirect controlling shareholders and the shareholders who elect members to the Board of Directors or to the Statutory Audit Committee, as well as any natural person or corporation or group of persons acting jointly or representing a similar interest that reaches a direct or indirect interest of 5% (five percent) or more of the capital of a public company, must inform this to the CVM and to the Company in keeping with the terms of the article.

Oi asks its shareholders to comply with article 12 of CVM Instruction No. 358, but it cannot be held liable for the disclosure of information about acquisition or sale by others, with an interest corresponding to 5% or more of its capital or rights to capital or other securities.

Shares TNE	Capital	Treasury	Controlling Shares	Free-Float
Common	187,028,818	2,984,036	103,813,689	80,231,093
Preferred	289,632,638	6,127,369	0	283,505,269

Total	476,661,456	9,111,405	103,813,689	363,736,362

Shares TMAR	Capital	Treasury	Controlling Shares	Free-Float
Common	154,032,214	1	150,971,022	3,061,191
Preferred (A)	189,400,783	440,130	104,612,723	84,347,930
Preferred (B)	1,063,967	0	6	1,063,961

Total	344,496,964	440,131	255,583,751	88,473,082

Shares BTM	Capital	Treasury	Controlling Shares	Free-Float
Common	203,423,176	0	161,989,999	41,433,177
Preferred	399,597,370	13,231,553	128,675,049	257,690,768

Total	603,020,546	13,231,553	290,665,048	299,123,945

NOTE: Shareholder structure on September 30, 2011

II) This report contains projections and/or estimates for future events. The projections herein were gathered in a substantial manner within the current outlook, based on ongoing projects and the respective estimates. The use of terms such as “projects,” “estimates,” “anticipates,” “forecasts,” “plans,” and “waits,” among others, aim to signal potential trends that, evidently, involve uncertainties and risks, whose future results may differ from current expectations. Oi cannot be held liable for operations or investment decisions taken based on such projections or estimates. This is unaudited data and may differ from the final results.

Oi – Investor Relations

Bayard Gontijo	55 (21) 3131-1211	bayard.gontijo@oi.net.br
Marcelo Ferreira	55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Patricia Frajhof	55 (21) 3131-1315	patricia.frajhof@oi.net.br
Matheus Guimarães	55 (21) 3131-2871	matheus.guimaraes@oi.net.br
Michelle Costa	55 (21) 3131-2918	michelle.costa@oi.net.br

10/27/2011	www.oi.com.br/ir	38